March 31, 2011

Via E-mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director

Re:	Rock-Tenn Company Registration Statement on Form S-4 Filed February 25, 2011 File No. 333-172432

Dear Mr. Reynolds:

Rock-Tenn Company (the “Company”) is filing today responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-captioned Preliminary Joint Proxy Statement/Prospectus on Form S-4 filed by the Company on February 25, 2011. In connection therewith, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**

Should you have any questions or comments, please feel free to contact me at (678) 291-7456.

Sincerely,

/s/ Robert B. McIntosh